TRANCE GLOBAL ENTERTAINMENT GROUP CORP.

KUSOCINSKIEGO 3, TORUN, POLAND 87-100, Phone: + 48505259170

June 4, 2012

Mr. Charles Lee

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re: Trance Global Entertainment Group Corp.

       Registration Statement on Form S-1

       Filed April 16, 2012

       File No. 333-180750

Dear Charles Lee,

Please find our responses to the SEC comments sent to us on May 3, 2012 below:

 Use of Proceeds, page 10

1. We have reviewed your response to comment 4 in our letter dated May 3, 2012.

As previously requested, please ensure your use of proceeds table reflects how the net proceeds of the offering will be utilized. For example, net offering proceeds under the 100% scenario appear to be $82,000 based on the amount of offering expenses listed in Item 13. Please ensure that your table is consistent with your plan of operation on pages 13-14. Please also note that the total of the expenses listed in the “one-third” offering scenario column exceeds the related gross proceeds. Please revise your table accordingly.

Our response: We have revised our prospectus in accordance with the comments of the Commission.

Dilution, page 11

2. We have reviewed your response to comment 5 in our letter dated May 3, 2012. You disclose under the 100% offering scenario on page 11 that dilution per share is $0.0207. Since it appears this figure should be $0.0175, please revise your disclosure.

Our response: We revised our dilution section according to the new financial statements ended April 30, 2012.

Please direct any further comments or questions you may have to the company at tranceglobal.group@gmail.com or to the company's legal counsel Mr. Kevin A. Polis, Esq. at:

Kevin A. Polis, Esq.

Carrillo Huettel, LLP

3033 Fifth Avenue, Suite 400

San Diego, CA 92103

Tel. (619) 546-6154 Direct

Tel. (619) 546-6100 Main

Fax. (619) 546-6060 Fax

Thank you.

Sincerely,

/S/ Barbara Walaszek

Barbara Walaszek, President

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